PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE November 4, 2011

• CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR THIRD QUARTER 2011

Vancouver, British Columbia, November 4, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the three and nine months ended September 30, 2011.

This press release should be read in conjunction with the unaudited financial statements and notes thereto, and management’s discussion & analysis (“MD&A”) for the three and nine months ended September 30, 2011, both available on SEDAR at www.sedar.com.

Financial Results September 30, 2011

For the three and nine months ended September 30, 2011, the Company reported a net loss and comprehensive loss of $5.3 million and $29.8 million respectively, compared to a net income and comprehensive income of $8.4 million and $11.1 million for the same periods respectively ending September 30, 2010. The decrease in net income in comparative periods was primarily attributable to mark to market losses on the Company’s shares in Vatukoula Gold Mines plc, and by higher exploration and evaluation expenses.

At September 30, 2011, the Company had a positive working capital balance of $17.0 million, compared to a positive working capital balance of $46.4 million at December 31, 2010. At September 30, 2011, the Company had cash and cash equivalents of $200,000, short term investments of $1.5 million and marketable securities of $15.7 million (for a total of $17.4 million).

Prairie Creek Mine - Environmental Assessment - Public Registry Closed

The proposed development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”).

The Review Board officially closed the public registry for the EA on September 22, 2011. The closure of the public registry marks the completion of the technical information and reports, public hearings and comment, and submissions stages of the Environmental Assessment.

With the closing of the public registry, the EA process entered the Decision Phase by the Review Board. The Company anticipates that the Review Board will take some time before issuing its Report of Environmental Assessment. However, the Company anticipates the Report may be issued before the end of 2011.

After the Review Board decision, the Report and Decision on the EA will be forwarded to the Federal Minister of Aboriginal Affairs and Northern Development Canada for further review. It is uncertain how long the review by the Minister may take. If accepted by the Minister, the application will be returned to the Review Board with recommendations to refer the applications back to the Mackenzie Valley Land and Water Board ("MVLWB") to proceed to the permitting phase.

Socio-Economic Agreement with the Government of the Northwest Territories

On August 22, 2011 the Company signed a Socio-Economic Agreement with the Government of the Northwest Territories (“GNWT”) related to the planned development of the Prairie Creek Mine.

The Prairie Creek Socio-Economic Agreement (“Agreement” or “SEA”) establishes the methods and procedures by which the Company and the Government of the Northwest Territories have agreed to work together to maximize the beneficial opportunities and minimize the negative socio–economic impacts arising from an operating Prairie Creek Mine.

Canadian Zinc has targeted employment levels of at least 60% NWT residents and 15%-25% Aboriginals. The Company has agreed to implement policies to maximize business and value added opportunities for businesses in the Northwest Territories. Canadian Zinc will use its best efforts to ensure that purchases of goods and services through or from NWT businesses will be at least 30% during construction and at least 60% during operations.

Federal Government Provides $3 Million Funding for Training

In August 2011 Human Resource and Skills Development Canada (“HRSDC”), a federal department of the Government of Canada, approved a commitment of more than $3 million dollars over a 3-year period to fund “More Than a Silver Lining”, a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine.

In addition to the funding from the Government of Canada, the program will receive an additional $1.0 million from Canadian Zinc, the Government of the Northwest Territories and the communities of Nahanni Butte, Fort Simpson, Fort Liard, Trout Lake and Jean Marie River.

The program, which is now underway, is administered by the Mining Training Society in partnership with Canadian Zinc. The Mining Training Society is funded by the Government of Canada through the Skills Partnership Fund program administered by HRSDC.

This program will train applicants in disciplines such as Mine Administration, Underground Mining, Heavy Equipment Operations, Environmental Monitoring, Medical First Responder, Camp Cook, Safety Training, and Class 5 Training. It is expected that ultimately 70 Aboriginals will secure employment at the Prairie Creek Mine, when in operation, and the partner communities will provide an additional 10 jobs for graduates in administration or heavy equipment operation.

Prairie Creek – 2011 Exploration Program

As reported in a press release dated October 3rd, the summer 2011 exploration drill program at the Prairie Creek Mine has had success on three fronts:

•	New area of stratabound mineralization was intersected within 150 metres of the existing underground workings.
•	Multiple new vein intercepts intersected above the existing mineral resource.

•	Deep-hole exploration program at Casket Creek, 1.6 kilometres to the north and along strike, intersected the main host structure for vein mineralization.

The Company’s Longyear rig was used to drill relatively short holes in the proximity of the Prairie Creek Mine. PC-11-188, collared at the minesite, was abandoned due to excessive overburden and hole PC-11-189 reported no significant assays. Drillhole PC-11-190 intersected a new area of stratabound-type mineralization approximately 150 metres below the 870 metre mine level, which is the lowest level of current developed workings at the Prairie Creek Mine.

A series of 25 metre spaced drill holes were targeted in the upper level vein area, close to surface, and above the presently defined vein resource. The vein structure was intersected and identified in each completed hole.

The Longyear drill rig continued to complete a number of drillholes in a similar pattern and proximity to the previous holes prior to being shut down for the season on October 8, 2011. Assay results are expected by the end of the year.

Drilling in the Casket Creek area, about 2.5 kilometres to the north and on strike of the Prairie Creek Mine, is testing for a 1.6 kilometre down-plunge extension of the inferred mineral resources and is directed towards a potential vein/structural target at the axis of an anticlinal fold.

Drillhole PC-10-187 was restarted in June 2011 and intersected its target and reached a final depth of 1,630 metres in early August 2011.

A re-interpretation of the geological model indicated that the main structural target had been intersected by drillhole PC-10-187 at a very high level in the stratigraphic column above the rock units that host the existing resource. As a result, the fault zone was poorly developed (~2 metres wide) within a less competent rock unit of the Cadillac Formation. A small mineralized zone was visually identified within this structure and assays are pending.

To further test the newly identified structure for its vertical extent, drillhole PC-11-187W2 was drilled as a moderate undercut to the main hole. This wedge hole successfully intersected the structure, which increased in intensity and width to 4.5 metres, approximately 50 metres below the drillhole PC-10-187 intercept. Again, this intersection was high in stratigraphy. Visual mineralization was also observed within the shear zone and samples were taken with assays pending.

With the success in intercepting the target structure, which showed increasing intensity with depth, a subsequent hole, drillhole PC-11-206, was drilled to undercut the anticipated structure by 250 metres. At the end of October, drillhole PC-11-206 was at a depth of 1,365 metres when drilling was suspended due to seasonal operational challenges, approximately 300 metres short of the projected target. The drill rig was winterized and the hole prepared so that it can be entered and completed next year.  The 2011 diamond drill exploration program was completed for the year at the end of October 2011. In summary shallow drilling by the Longyear rig totalled 26 holes, including 3,125 metres of coring, and deep drilling by the TM-2500 rig totalled 2,513 metres of coring in 4 holes including wedges. Assay results from the balance of the program will be forthcoming later this year.

Vatukoula Gold Mines

For the fourth quarter and year ended August 31, 2011 Vatukoula Gold Mines plc (“VGM”), reported gold sold was 12,066 ounces and 53,461 ounces, respectively. Underground ore delivered increased by 40% compared to the previous year to 336,085 tonnes and increased to 91,753 tonnes in the fourth quarter as compared to the third quarter of 2011. Underground development for the fourth quarter was 6,751 metres, up from 6,349 metres achieved in the third quarter. On an annual basis, underground development for the year was 24,453 metres, up from 8,720 metres achieved in the previous year. These significant increases are the result of an on-going development program. As a result of the continued development program, roughly 42% of the ore mined in the quarter was sourced from development drives.

The total cost per ton of ore mined and milled reduced from US$166 per tonne in the third quarter to US$128 per tonne in the fourth quarter. For the year ended August 2011, the cost per tonne increased to US$144 tonne from US$101 per tonne in the previous year, reflecting an increase in underground tonnages mined and milled as a percentage of the total ore processed, and an increase in underground mining costs.

On October 12, 2011, VGM announced the discovery of Baron d'Este, a new high grade ore zone at the Vatukoula Mine. This is the first new discovery of a new high-grade ore zone at Vatukoula since the discovery of the Prince William ore zone in the 1980's. The Baron d'Este discovery is contained within the current Mining Leases and is approximately 300 metres north of current mine workings.

The three holes drilled targeting this ore zone were completed between the beginning of August 2011 and the end of September 2011 and consisted of a total of 3,116 metres. All three holes intersected mineralized structures, with the most significant composite intersections being 124.7 grams of gold per tonne over 0.46 metres; 33.6 grams of gold per tonne over 2.86 metres; 25.46 grams of gold per tonne over 1.07 metres and 39 grams of gold per tonne over 0.48 metres.

Canadian Zinc currently holds 12.57 million shares of VGM, which represents approximately 14% of VGM’s issued share capital. VGM is a UK company listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji. The investment in VGM was acquired during 2009 and represents 100% of the total market value of CZN’s marketable securities at September 30, 2011 of $15.7 million. The market value of the Company’s investment in VGM at November 2, 2011 was $15.7 million.

Outlook

Canadian Zinc’s continued focus will be to advance the permit applications through the regulatory phases. Further research, data gathering and testing of specific mine aspects, mainly related to water treatment and management, are expected to continue in preparation for the upcoming regulatory phase of the permitting process. On-going collaboration with various government parties, agencies and aboriginal groups will continue with a view to gaining a further database of knowledge and support for the proposed development.

The Feasibility Study by SNC Lavalin continued over the course of the third quarter and involved further planning and design, a site visit to further assess the existing infrastructure, optimizing the mill plan layout and further assessing the transportation corridor. It was planned that the Feasibility Study was to be completed before the end of 2011, however, the completion of the study will be delayed until the EA decision has been received and reviewed and the details can be incorporated into the study.

Risks and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2010, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com